Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I am an Operating Associate here on the Masterworks team.

I am pleased to announce our latest offering, a Painting by the emerging contemporary artist, Nicolas Party. Known for his vibrant use of color and pastels, Party’s drawings often portray fantastical landscapes, still lifes and surrealist figures. In 2022, the Montreal Museum of Fine Art organized a survey of Party’s work, titled “L’Heure Mauve,” which included 100 artworks, as well as a series of large-scale murals.

To provide investment quality offerings by the artist, our acquisitions team has examined approximately 30 examples of Party’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform

Entitled “xLxaxnxdxsxcxaxpxex,” the current offering was executed by the artist in 2017. The piece depicts a chromatic forest scene with crisply-rendered trees, distinctive for their linear trunks and bulbous shrubbery, set against a stark white background. The surreal aesthetic is likely derived from Party’s experience as a 3-D animator.

As of November 2022, pastel landscape paintings with similar formats and compositions to the Painting account for four of the artist’s top ten auction records and have sold in excess of $1.5 million. These works include: “xLxaxnxdxsxcxaxpxex” (2021), which sold for $3.2 million at Christie’s, New York in November of 2021, and “xLxaxnxdxsxcxaxpxex” (2015), which sold for just under $3 million at Christie’s, Hong Kong in December of 2021.

Between September 2018 and November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 68.6%.